United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of     June 26     , 2006.

Commission File Number             001-14804

OAO TATNEFT (also known as TATNEFT)
(Translation of Registrants' Name into English)
75 Lenin Street Almetyevsk, Tatarstan 423450 Russian Federation
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes       No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes       No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes       No

June 26, 2006

On June 26, 2006, OAO Tatneft published on its web-site the following unaudited consolidated U.S. GAAP financial statements for the six months ended June 30, 2005:

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT
(Registrant)
Date:	June 26, 2006	By:	/s/ VLADIMIR P. LAVUSHCHENKO
(Signature)*
			Name:	(Vladimir P. Lavushchenko)
			Title:	(Deputy General Director for Economics, Chairman of Disclosure Committee)

*	Print the name and title under the signature of the signing officer.

TATNEFT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED IN ACCORDANCE WITH U.S. GAAP)

SIX MONTHS ENDED JUNE 30, 2005

(UNAUDITED)

The interim consolidated financial statements were prepared by OAO Tatneft in accordance with U.S. GAAP and have not been audited or reviewed by our independent auditor.

TATNEFT

Interim Consolidated Balance Sheets, Unaudited

(in millions of Russian Roubles)

	Notes	At June 30, 2005	At December 31, 2004
Assets
Cash and cash equivalents		16,872	18,100
Restricted cash	4	278	274
Accounts receivable, net	5	15,283	10,625
Due from related parties	18	14,516	22,154
Short-term investments	6	2,194	7,778
Current portion of loans receivable and advances, net	9	4,490	21,162
Inventories, net	7	10,268	10,333
Prepaid expenses and other current assets	8	14,704	15,766
Total current assets		78,605	106,192
Restricted cash	4	155	1,024
Long-term loans receivable and advances, net	9	6,957	12,410
Long-term investments	6	8,321	6,008
Property, plant and equipment, net	10	183,643	183,927
Total assets		277,681	309,561
Liabilities and shareholders’ equity
Short-term debt and current portion of long-term debt	11	7,837	18,101
Notes payable	12	1,014	6,615
Banking customer deposits	12	4,724	20,552
Trade accounts payable		2,908	6,242
Due to related parties	18	2,631	5,258
Other accounts payable and accrued liabilities	13	7,562	6,805
Current deferred tax liability	14	90	—
Capital lease obligations to related parties	10,18	623	760
Taxes payable		8,141	7,380
Total current liabilities		35,530	71,713
Long-term debt, net of current portion	11	3,206	9,518
Notes payable	12	931	2,827
Banking customer deposits	12	24	1,300
Asset retirement obligations, net of current portion	10	25,040	23,789
Deferred tax liability	14	22,665	22,990
Capital lease obligations to related parties, net of current portion	10,18	288	294
Total liabilities		87,684	132,431
Minority interest		3,765	6,654
Shareholders’ equity
Preferred shares (authorized and issued at June 30, 2005 and December 31, 2004 — 147,508,500 shares; nominal value at June 30, 2005 and December 31, 2004 — RR1.00)	15	148	148
Common shares (authorized and issued at June 30, 2005 and December 31, 2004 — 2,178,690,700 shares; nominal value at December 31, 2004 and 2003 — RR1.00)	15	2,179	2,179
Additional paid-in capital		89,658	89,625
Accumulated other comprehensive income		377	180
Retained earnings		98,769	83,473
Less: Common shares held in treasury, at cost (178,812,673 shares and 185,559,889 shares at June 30, 2005 and December 31, 2004, respectively)		(4,899)	(5,129)
Total shareholders’ equity		186,232	170,476
Total liabilities and shareholders’ equity		277,681	309,561

TATNEFT

Interim Consolidated Statements of Operations and Comprehensive Income, Unaudited

(in millions of Russian Roubles)

	Notes	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Sales and other operating revenues, including excise tax and export duties	14,17	138,816	85,035	71,281
Costs and other deductions
Operating		18,803	15,365	14,470
Purchased oil and refined products		25,071	12,599	14,857
Exploration		389	422	440
Transportation		5,031	4,492	3,115
Selling, general and administrative		9,201	8,190	5,567
Bad debt charges and credits, net		145	279	877
Depreciation, depletion and amortization	17	5,225	4,516	4,076
Loss on disposals of property, plant and equipment and impairment of investments	9,10	809	337	198
Taxes other than income taxes	14	50,082	23,606	20,779
Maintenance of social infrastructure	10	62	149	126
Transfer of social assets	10	515	147	878
Total costs and other deductions		115,333	70,102	65,383
Other income (expenses)
Earnings from equity investments	6	493	219	32
Foreign exchange gain/(loss)		(4)	123	271
Interest income		362	168	263
Interest expense		(566)	(1,647)	(1,238)
Other income, net		(1,134)	(180)	(59)
Total other income (expenses)		(849)	(1,317)	(731)
Income before income taxes, minority interest and cumulative effect of change in accounting principle		22,634	13,616	5,167
Income taxes
Current		(6,330)	(3,900)	(2,391)
Deferred (expense)/benefit		(420)	94	1,016
Total income tax expense	14	(6,750)	(3,806)	(1,375)
Income before minority interest and cumulative effect of change in accounting principle		15,884(87)	9,810(316)	3,792(70)
Minority interest
Income before cumulative effect of change in accounting principle		15,797	9,494	3,722
Cumulative effect of change in accounting principle, net of RR 1,498 million tax	10	—	—	4,742
Net income		15,797	9,494	8,464
Foreign currency translation adjustments		216	(176)	(95)
Unrealized holding gains on available-for-sale securities, net of tax		—	50	—
Less: transfer of realized gains included in net income, net of tax		(19)	(43)	—
Comprehensive income		15,994	9,325	8,369

TATNEFT

Interim Consolidated Statements of Operations and Comprehensive Income, Unaudited

(in millions of Russian Roubles, except per share information)

	Notes	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Basic net income per share before cumulative effect of changes in accounting principle (RR)	15
Common		7.45	4.40	1.68
Preferred		7.47	5.07	2.57
Cumulative effect of changes in accounting principle (RR)
Common		—	—	2.23
Preferred		—	—	2.23
Basic net income per share (RR)
Common		7.45	4.40	3.91
Preferred		7.47	5.07	4.80
Diluted net income per share before cumulative effect of changes in accounting principle (RR)	15
Common		7.44	4.40	1.68
Preferred		7.46	5.07	2.57
Cumulative effect of changes in accounting principle (RR)
Common		—	—	2.22
Preferred		—	—	2.22
Diluted net income per share (RR)
Common		7.44	4.40	3.90
Preferred		7.46	5.07	4.79
Weighted average common shares outstanding (millions of shares)	15
Basic		1,997	1,986	1,984
Diluted		2,001	1,986	1,986
Weighted average preferred shares outstanding (millions of shares)	15
Basic		148	148	148
Diluted		148	148	148

TATNEFT

Interim Consolidated Statements of Cash Flows, Unaudited

(in millions of Russian Roubles)

	Notes	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Operating activities
Net income		15,797	9,494	8,464
Adjustments:
Cumulative effect of change in accounting principle		—	—	(4,742)
Minority interest		87	316	70
Depreciation, depletion and amortization	17	5,225	4,516	4,076
Net barter settlements	4	(266)	(373)	145
Deferred income tax expense (benefit)		420	(94)	(1,016)
Disposals and impairments		809	337	198
Net realized (gain)/loss on available-for-sale securities		(19)	7	—
Effects of foreign exchange		273	(178)	(271)
Undistributed earnings of equity investments		(423)	(184)	32
Transfer of social assets		515	147	878
Accretion of asset retirement obligation		1,190	851	765
Other		(149)	(199)	(220)
Changes in operational working capital, excluding cash:
Accounts receivable		(5,066)	(1,778)	(2,249)
Inventories		52	587	(1,251)
Prepaid expenses and other current assets		3,066	3,292	474
Trading securities		(312)	(2,060)	(884)
Related parties		7,756	(11,499)	491
Loans receivable and advances		(846)	(1,196)	(1,991)
Notes receivable		(3,991)	335	(1,519)
Trade accounts payable		(2,557)	2,651	(1,385)
Other accounts payable and accrued liabilities		(2,004)	(677)	2,991
Taxes payable		766	(778)	1,147
Net cash provided by operating activities		20,323	3,517	4,203
Investing activities
Additions to property, plant and equipment		(5,329)	(4,763)	(5,176)
Proceeds from disposals of property, plant and equipment		737	318	26
Proceeds from disposal/maturity of investments		1,544	53	708
Net decrease in cash in the subsidiaries sold		(9,567)	(15)	—
Purchase of investments		(917)	(1,076)	395
Net increase in loans given to bank customers		(710)	(3,558)	(2,876)
Change in restricted cash		(7)	472	172
Net cash used in investing activities		(14,249)	(8,554)	(6,751)

TATNEFT

Interim Consolidated Statements of Cash Flows, Unaudited

(in millions of Russian Roubles)

	Notes	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Financing activities
Proceeds from issuance of debt		27,724	56,585	12,445
Repayment of debt		(35,357)	(49,473)	(9,460)
Repayment of capital lease obligations		—	—	—
Net increase in banking customer deposit		193	(465)	2,883
Net increase/(decrease) in banking customer deposit (related parties)		—	(100)	(345)
Dividends paid		—	—	—
Purchase of treasury shares		(152)	(312)	(1,538)
Proceeds from sale of treasury shares		227	210	1,795
Proceeds from issuance of shares by subsidiaries		63
Net cash provided by financing activities		(7,302)	6,445	5,780
Effect of foreign exchange on cash and cash equivalents		—	—	(1)
Net change in cash and cash equivalents		(1,228)	1,408	3,231
Cash and cash equivalents at beginning of period		18,100	8,450	7,070
Cash and cash equivalents at end of period		16,872	9,858	10,301

TATNEFT

Interim Consolidated Statements of Shareholders' Equity, Unaudited

(in millions of Russian Roubles)

	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred shares: Balance at January 1 and June 30 (shares in thousands)	147,509	148	147,509	148	147,509	148
Common shares:
Balance at January 1 and June 30 (shares in thousands)	2,178,691	2,179	2,178,691	2,179	2,178,691	2,179
Treasury shares, at cost:
Balance at January 1	185,560	(5,129)	191,430	(5,143)	200,288	(3,990)
Purchases	3,861	(152)	10,920	(1,181)	196,452	(5,995)
Sales	(10,608)	382	(16,790)	1,195	(205,310)	4,842
Balance at June 30 and December 31 (shares in thousands)		(4,899)	185,560	(5,129)	191,430	(5,143)
Additional paid-in capital
Balance at January 1		89,625		89,516		88,863
Stock-options redeemed		—		—		—
Treasury share transactions		33		109		653
Balance at June 30 and December 31		89,658		89,625		89,516
Accumulated other comprehensive income
Balance at January 1		180		189		176
Foreign currency translation adjustments		216		15		3
Unrealized holding gains on available-for-sale securities, net of tax		—		19		43
Transfer of realized gains included in net income, net of tax		(19)		(43)		(33)
Balance at June 30 and December 31		377		180		189
Retained earnings
Balance at January 1		83,473		62,291		47,776
Net income		15,797		23,410		14,880
Dividends		(501)		(2,228)		(365)
Treasury share transactions		—		—		—
Balance at June 30 and December 31		98,769		83,473		62,291
Total shareholders' equity at June 30 and December 31		186,232		170,476		149,180

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited
(in millions of Russian Roubles)

Note 1:    Organization

OAO Tatneft (the ‘‘Company’’) and its subsidiaries (jointly referred to as ‘‘the Group’’) are engaged in crude oil exploration, development and production principally in the Republic of Tatarstan (‘‘Tatarstan’’), a republic within the Russian Federation. The Group also engages in refining and marketing of crude oil and refined products and petrochemical and banking activities, as further described in Note 17. The Group’s banking activities comprise the operations of Zenit Bank and Devon Credit Bank.

The Company was incorporated as an open joint stock company effective January 1, 1994 (the ‘‘privatization date’’) pursuant to the approval of the State Property Management Committee of the Republic of Tatarstan (the ‘‘Government’’). All assets and liabilities previously managed by the production association Tatneft, Bugulminsky Mechanical Plant, Menzelinsky Exploratory Drilling Department and Bavlinsky Drilling Department were transferred to the Company at their book value at the privatization date in accordance with Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint-Stock Companies. Such transfers are considered transfers between entities under common control at the privatization date, and have been recorded at book value.

At June 30, 2005, the Government held 36% of the common shares of the Company. As further described in Note 15, the Government owns a ‘‘Golden Share’’ which carries the right to veto certain decisions taken at meetings of the shareholders and the Board of Directors. The Government of Tatarstan is able to exercise significant influence through its ownership interest in the Company, its legislative, taxation and regulatory powers, its representation on the Board of Directors and informal influence. The Government has used its influence in the past to facilitate actions that may not maximize shareholder value, such as maintaining employment levels, increasing expenditure on social assets, selling oil to certain customers, transferring exploration or production licenses to small Tatarstan oil companies (including companies not affiliated with the Group), acquiring specified companies or taking actions to raise funds for the benefit of Tatarstan (see Notes 8, 9, 10, 14, 15, 18, 20 and 21).

The Government of Tatarstan controls a number of the Group's suppliers, such as OAO Tatenergo, the supplier of electricity to the Group, and a number of the Group's ultimate customers, such as OAO Nizhnekamskneftekhim (‘‘Nizhnekamskneftekhim’’), the principal petrochemical company in Tatarstan. Consequently, the Group may be subject to pressures to enter into transactions that we might not otherwise contemplate with suppliers and contractors controlled by the Government. Related party transactions are further disclosed in Note 18.

Note 2:    Basis of Presentation

The Group maintains its accounting records and prepares its statutory financial statements principally in accordance with the Regulations on Accounting and Reporting of the Russian Federation (‘‘RAR’’). The accompanying financial statements have been prepared from these accounting records and adjusted as necessary to comply with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). The principal differences between RAR and US GAAP relate to: (1) valuation and depreciation of property, plant and equipment; (2) foreign currency translation; (3) deferred income taxes; (4) valuation allowances for unrecoverable assets; (5) capital leases; (6) stock option transactions; (7) accounting for investments in oil and gas property and conveyances; (8) recognition and disclosure of guarantees, contingencies and commitments; (9) accounting for asset retirement obligation; (10) business combinations and goodwill; and (11) consolidation and accounting for subsidiaries, equity investees and variable interest entities (‘‘VIEs’’).

Use of estimates in the preparation of financial statements.    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. While management uses its best estimates and judgments, actual results could differ from those estimates and assumption used. Among the estimates made by the management are: assets valuation allowances, depreciable lives, oil and gas reserves, dismantling costs and income taxes.

Foreign currency transactions and translation.    The functional currency of the Group except for subsidiaries located outside of the Russian Federation is the Russian Rouble because the majority of its

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 2:    Basis of Presentation (continued)

revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian Roubles. Accordingly, transactions and balances not already measured in Russian Roubles (primarily US Dollars) have been re-measured into Russian Roubles in accordance with the relevant provisions of US Statement of Financial Accounting Standards (‘‘SFAS’’) No. 52, ‘‘Foreign Currency Translation’’.

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in Russian Roubles are credited or charged to operations.

For operations of subsidiaries located outside of the Russian Federation, that primarily use US Dollars as the functional currency, adjustments resulting from translating foreign functional currency assets and liabilities into Russian Roubles are recorded in a separate component of shareholders’ equity entitled accumulated other comprehensive income. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Exchange rates, restrictions and controls.    At present, the Russian Rouble is not a fully convertible currency outside of the Russian Federation and, further, the Company is required to sell up to 10% of its hard currency earnings for Russian Roubles. In May 2006, the Central Bank abolished the requirement to convert hard currency proceeds. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (‘‘CBR’’). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. Accordingly, the translation of foreign currency denominated assets and liabilities into Russian Roubles does not indicate that the Group could realize or settle, in Russian Roubles, the reported values of these assets and liabilities. The official rate of exchange of the Russian Rouble (‘‘RR’’) to the US Dollar (‘‘US $’’) at June 30, 2005 and December 31, 2004 was RR 28.67 and RR 27.75 to US $1.00, respectively.

Barter transactions.    Transactions settled by barter are included in the accompanying consolidated balance sheets and statements of operations on the same basis as cash transactions.

Barter transactions relate to sales of crude oil and refined products and are generally either in the form of direct settlement by crude oil and refined products to the final customer, or through a chain of non-cash transactions involving several companies. In such cases, both sales and purchases are recorded as a result of the barter transaction. Barter sales are recognized at the fair value as disclosed in Note 3 ‘‘Non-monetary transactions’’.

Reclassifications.    For comparative purposes, certain prior year amounts have been reclassified to conform to the current period’s presentation.

Principles of consolidation and long-term investments.    The accompanying consolidated financial statements include the operations of all majority-owned, controlled subsidiaries and VIEs where the Group is the primary beneficiary. Joint ventures and affiliates in which the Group has significant influence but not control are accounted for using the equity method. Intercompany transactions and accounts are eliminated on consolidation. Other long-term investments are carried at cost and adjusted for estimated impairment. The Group reviews equity method investments for impairment whenever events or changes in circumstances indicate that an other than temporary decline in value has occurred. The amount of the impairment is based on quoted market prices, where available, or other valuation techniques, including discounted cash flows.

Note 3:    Summary of Significant Accounting Policies

Cash equivalents.    Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities within three months from their date of purchase. They are carried at cost plus accrued interest, which approximate fair value.

Inventories.    Inventories of crude oil, refined oil products, materials and supplies, and finished goods are valued at the lower of cost or net realizable value. For inventories valued at cost, the Group uses the

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

weighted-average-cost method. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location, but not unusual/non-recurring costs or research and development costs.

Short-term investments.    Short-term investments consist of debt and equity securities classified as available-for-sale or trading. Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried at estimated fair values on the consolidated balance sheet. Unrealized gains and losses on available-for-sale securities are reported net as increases or decreases to accumulated other comprehensive income. The specific identification method is used to determine realized gains and losses on available-for-sale securities.

Securities classified as trading are bought and held principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated balance sheet. In determining fair value, trading securities are valued at the last trade price if quoted on an exchange or, if traded over-the-counter, at the last bid price. Unrealized and realized gains and losses on trading securities are included in other income of the consolidated statements of operations and comprehensive income.

If the decline in fair value of an investment below accounting basis is other-than-temporary, the carrying value of the securities is reduced and a loss in the amount of any such decline is recorded. No such reductions have been required during the past three years.

Sale and repurchase agreements and lending of securities.    Sale and repurchase agreements are treated as secured financing transactions. Securities sold under sale and repurchase agreements are included in trading securities. The corresponding liability is presented within short-term and long-term debt as well as banking customer deposits. Securities purchased under agreements to resell (‘‘reverse repurchase’’) are recorded as loans receivable and advances. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the repurchase agreements using the effective interest method.

Securities lent to counterparts are retained in the consolidated financial statements. Securities borrowed are not recognized in the consolidated financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded within gains less losses arising from trading securities in the consolidated statement of operations and comprehensive income. The obligation to return them is recorded at fair value as a trading liability.

Trade accounts receivable and allowances for bad debts.    Trade accounts receivable are stated at their principal amounts outstanding net of allowances for bad debts. Specific allowances are recorded against trade receivables whose recovery or collection has been identified as doubtful. An estimated allowance is recorded against trade receivables which are inherent in the portfolio but which at the date of preparing the financial statements have not been specifically identified, as doubtful. Estimates of allowances require the exercise of judgment and the use of assumptions.

Loans receivable and allowances for impairment.    Loans originated by the Group by providing money directly to the borrower are carried at amortized cost less allowance for loan impairment. Loans are recognized when cash is advanced to borrowers.

The allowance is equal to the difference between the carrying amount and estimated recoverable amount, calculated as the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the loan’s interest rate at inception.

The allowance for loan impairment also covers losses where there is objective evidence that probable losses are present in components of the loan portfolio at the balance sheet date. These have been estimated based on historical patterns of losses in each component and the credit ratings assigned to the borrowers, and reflect the current economic environment in which the borrowers operate.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after the necessary legal procedures have been completed and the amount of the loss has been determined. Recoveries of amounts previously written off are credited to the related allowance for impairment.

If the required allowance for loan impairment subsequently decreases due to an event occurring after the write-down, the release of the allowance is credited to other net-banking line in the consolidated statements of operations and comprehensive income.

Oil and gas exploration and development cost.    Oil and gas exploration and production activities are accounted for using the successful efforts method whereby costs of acquiring unproved and proved oil and gas property as well as costs of drilling and equipping productive wells, including development dry holes, and related production facilities are capitalized. Exploration expenses, including geological and geophysical expenses and the costs of carrying and retaining undeveloped properties, are expensed as incurred. The costs of exploratory wells that find oil and gas reserves are capitalized pending determination of whether proved reserves have been found. If proved reserves are not found exploratory well costs are expensed. In an area requiring a major capital expenditure before production can begin, an exploratory well remains capitalized if sufficient reserves are discovered to justify its completion as a production well, and additional exploration drilling is underway or firmly planned. The Group does not capitalize the costs of other exploratory wells for more than one year unless proved reserves are found.

Impairment of long-lived assets.    Long-lived assets, including proved oil and gas properties at a field level, are assessed for possible impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’. Property, plant and equipment used in operations are assessed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted pretax future cash flows, the assets are impaired and an impairment loss is recorded through additional amortization or depreciation provisions in the periods in which the determination of impairment is made. The amount of impairment is determined based on the estimated fair value of the assets determined by discounting anticipated future net cash flows or based on quoted market prices in active markets, if available. In the case of oil and gas fields, the net present value of future cash flows is based on management’s best estimate of future prices, which is determined with reference to recent historical prices and published forward prices, applied to projected production volumes of individual fields and discounted at a rate commensurate with the risks involved. The projected production volumes represent reserves, including risk-adjusted probable reserves, expected to be produced based on a stipulated amount of capital expenditures. The production volumes, prices and timing of production are consistent with internal projections and other externally reported information. The price and cost outlook assumptions used in impairment reviews differ from the assumptions used in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. In that disclosure, SFAS No. 69, ‘‘Disclosures about Oil and Gas Producing Activities’’ requires the use of prices and costs at the balance sheet date, with no projection of future changes in those assumptions.

Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets — generally on a field-by-field basis for exploration and production assets, at an entire complex level for refining assets or at a site level for service stations. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell. Acquisition costs of unproved oil and gas properties are evaluated periodically and any impairment assessed is charged to expense.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

Depreciation, depletion and amortization.    The Group calculates depletion expense for acquisition costs of proved properties using the unit of production method over proved oil and gas reserves. Depreciation and depletion expense for oil and gas production equipment and wells is calculated using the unit of production method for each field over proved developed oil and gas reserves. Depreciation of all other plant and equipment is determined on the straight-line method based on estimated useful lives which are as follows:

Years
Buildings and constructions	25-33
Machinery and equipment	5-15

Maintenance and repair.    Maintenance and repairs, which are not significant improvements, are expensed when incurred.

Capitalized interest.    Interest from external borrowings is capitalized on major projects. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets. Since there were no projects which qualified for interest capitalization, no interest was capitalized during the six months ended June 30, 2005, 2004 or 2003.

Change in accounting principle of consolidation of entities with variable interest.    In January 2003, the FASB issued Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities’’, (‘‘FIN 46’’) as revised by FIN 46R to require consolidation of a variable interest by its primary beneficiary and disclosure of VIEs that are not required to be consolidated, but in which the reporting entity has a significant variable interest. In 2003, the Group adopted FIN 46, as revised by FIN 46R, in respect of VIEs created after January 31, 2003, or VIEs created before that date but which had significant modifications in terms of contracts or nature of transactions with the Group subsequent to that date, or VIEs which are special-purposes entities. In 2004, the Group has adopted FIN 46R, in respect of VIEs created before January 31, 2003. The adoption of FIN 46 has not had a significant impact on the Group’s consolidated financial statements.

Property Dispositions.    When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the consolidated statements of operations and comprehensive income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

Capital leases. Capital leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liabilities. Interest charges are charged directly to the consolidated statements of operation and comprehensive income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term unless the leased assets are capitalized by virtue of the terms of the lease agreement granting the Group with ownership rights over the leased assets by the end of the lease term or containing a bargain purchase option. In this case, capitalized assets are depreciated over the estimated useful life of the asset regardless of the lease term. Depreciation of assets held under capital leases is included in depreciation, depletion and amortization charge.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of operation and comprehensive income on a straight-line basis over the lease term.

Environmental expenditures.    Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures that relate to an existing condition caused by past

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

operations, and do not have a future economic benefit, are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or cleanups are probable and the costs can be reasonably estimated.

Pension and post-employment benefits.    The Group’s mandatory contributions to the governmental and discretionary non-governmental defined contribution pension schemes are expensed when incurred. The amount of contributions, frequency of payments and other conditions of non-governmental pension plans are regulated by the ‘‘Statement of National non-governmental pension fund of OAO ‘‘Tatneft’’ and the contracts concluded between the Company or its subsidiaries and non-profit organization ‘‘National non-governmental pension fund’’. In accordance with these contracts the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. In accordance with the provisions of collective agreements concluded on an annual basis between the Company or its subsidiaries and their employees the Group is obligated to pay certain post-employment benefits the amounts of which are either fixed or depend on the governmental pension amount or at the full discretion of the Group’s management. In 2005, 2004 and 2003 the contributions to non-governmental pension plans and post-employment benefit payments were not material.

Revenue recognition.    Revenues from the production and sale of crude oil, petroleum and chemical products and all other products are recognized when deliveries of products to final customers are made, title passes to the customer, collection is reasonably assured and sales price to final customers is fixed or determinable. Revenues include the sales portion of contracts involving purchases and sales necessary to reposition supply to address location or quality or grade requirements (e.g., when the Group repositions crude by entering into a contract with a counter party to sell crude in one location and purchase it in a different location) and sales related to purchase for resale activity.

Bank interest income and expense are recognized on an accrual basis calculated using the effective interest method. The recognition of contractual interest income is suspended when loans become overdue by more than ninety days or when management believes that interest is not collectible. When interest accruals are suspended, interest accrued in a prior year is charged against the allowance for loan impairment while interest accrued in the current year but unpaid is reversed and charged against interest income. Loans are returned to accrual status when, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has improved and payments are made timely over an approximately six month period. Until the loan is returned to accrual status, payments by borrower are applied to loan principal. Bank interest is included on a net basis in sales and other operating revenues in the consolidated statement of operations and comprehensive income since management believes that the activities of the banks are one of the core activities of the Group.

Shipping and handling costs.    Shipping and handling costs are included in Transportation expenses caption in the consolidated statements of operation and comprehensive income.

Non-monetary transactions. In accordance with Accounting Principles Board Statement No. 29, ‘‘The Accounting for Non-monetary Transactions’’ (‘‘APB 29’’) such transactions are recorded based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss is recognized on the exchange if the carrying amount of the asset surrendered differs from its fair value. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Stock-based compensation.    At June 30, 2005, the Group has one stock-based employee compensation plan, which is described more fully in Note 16. The Group accounts for this plan under the recognition and measurement principles of Accounting Principles Board Statement No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’), and related Interpretations. The following table illustrates the effect on net income and income per share if the Group applied the fair value recognition provisions

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’ (SFAS 123), to stock-based employee compensation. The Group records compensation expense for non-vested common stock awards rateably over the vesting period.

Income taxes.    Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, except for deferred taxes on income considered to be permanently reinvested in foreign subsidiaries. Deferred tax assets and liabilities are measured using enacted tax rates in the periods in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is unlikely that the assets will be realized.

Minority interest.    Minority interest represents the minority shareholders’ proportionate share of the equity of the Group’s subsidiaries. This has been calculated based upon the minority interest ownership percentage of these subsidiaries. The Company does not own any preference shares in subsidiaries.

Net income per share.    Basic income per share is calculated using the two class method of computing income per share. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed. Diluted income per share reflects the potential dilution arising from options granted to senior managers and the Directors of the Group.

In March 2004, the Emergency Issue Task Force (‘‘EITF’’) reached a consensus on Issue 03-6, ‘‘Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share’’, that explained how to determine whether a security should be considered a ‘‘participating security’’ and how income should be allocated to a participating security when using the two-class method for computing basic income per share. The adoption of this standard in 2004 has not had a material impact on the Group's income per share calculation.

Treasury shares.    Common shares of the Company owned by the Group at the balance sheet date are designated as treasury shares and are recorded at cost using the weighted-average method. Gains on the resale of treasury shares are credited to additional paid-in capital whereas losses are charged to additional paid-in capital to the extent that previous net gains from resale are included therein or otherwise to retained earnings.

Accounting for guarantees.    The Group recognizes a liability for the fair value of the obligation it assumes under the guarantee in accordance with the provisions of Financial Accounting Standard Board (‘‘FASB’’) issued Interpretation No. 45, ‘‘Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’ (FIN 45).

Recent accounting pronouncements:

Stock-based compensation.    On December 16, 2004, FASB issued SFAS No. 123 (revised 2004), ‘‘Share Based Payment’’ (‘‘SFAS 123R’’), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends Statement No. 95, ‘‘Statement of Cash Flows’’. SFAS 123R prescribes the accounting for a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS 123R provides two alternatives for adoption: (1) a ‘‘modified prospective’’ method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

as well as for the unvested portion of awards outstanding as of the effective date and (2) a ‘‘modified retrospective’’ method which follows the approach in the ‘‘modified prospective’’ method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS 123 for pro forma amounts disclosure. The Group plans to adopt SFAS 123R using the modified prospective method. The adoption of SFAS 123R is expected to have an impact on our results of operations. On March 30, 2005, the Security and Exchange Commission (‘‘SEC’’) released Staff Accounting Bulletin No. 107, ‘‘Share-Based Payment,’’ (‘‘SAB 107’’), which expresses the views of the SEC staff regarding the application of SFAS 123R. The impact of adopting SFAS 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share in this Note to the consolidated financial statements.

Inventory costs.    In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’). SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and re-handling costs, be recognized as a current-period charge. The provisions of SFAS 151 are effective for financial statements for fiscal years beginning after June 15, 2005. The Group is analyzing the provisions of this statement to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Nonmonetary exchanges of similar assets.    In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets’’ (‘‘SFAS 153’’). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of the provisions of SFAS 153 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Accounting changes and error corrections.    In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting changes and error corrections’’ (‘‘SFAS 154’’). SFAS 154 replaces APB Opinion No. 20, ‘‘Accounting Changes’’ (‘‘APB 20’’), and SFAS No. 3, ‘‘Reporting Changes in Interim Financial Statements’’, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period’s financial statements of all changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. The adoption of the provisions of SFAS 154 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Discontinued operations.    In November 2004, the EITF issued EITF No. 03-13, ‘‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations’’ (‘‘EITF 03-13’’). EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The Group is analyzing the provisions of EITF 03-13 to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Conditional asset retirement obligations.    In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143’’

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

(‘‘FIN 47’’). This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability’s fair value can be reasonably estimated. The Group is analyzing the provisions of this interpretation to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Suspended well costs.    In April 2005, the FASB issued FASB Staff Position FAS No. 19-1, ‘‘Accounting for suspended well costs’’ (‘‘FSP FAS 19-1’’). FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FSP FAS 19-1 requires certain disclosures to provide financial statement users information about management’s evaluation of capitalized exploratory well costs. The provisions of FSP FAS 19-1 are effective for the first reporting period beginning after April 4, 2005 and should be applied prospectively to existing and newly capitalized exploratory well costs. The adoption of the provisions of FSP FAS 19-1 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Implicit variable interest.    In March 2005, the FASB issued FASB Staff Position FIN 46(R)-5, ‘‘Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities’’ (‘‘FSP FIN 46(R)-5’’). FSP FIN 46(R)-5 is applicable to both nonpublic and public reporting enterprises and addresses an issue that commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and unrelated parties. The Group is analyzing the provisions of this interpretation to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Buy/sell transactions.    In November 2004, the EITF began deliberating the accounting for buy/sell and related transactions as Issue No. 04-13, ‘‘Accounting for Purchases and Sales of Inventory with the Same Counterparty,’’ and reached a consensus at its September 2005 meeting. The EITF concluded that purchases and sales of inventory, including raw materials, work-in-progress or finished goods, with the same counterparty that are entered into ‘‘in contemplation’’ of one another should be combined and reported net for purposes of applying APB Opinion No. 29. Additionally, the EITF concluded that exchanges of finished goods for raw materials or work-in-progress within the same line of business is not an exchange subject to APB Opinion No. 29 and should be recorded at fair value.

The new guidance is effective prospectively beginning April 1, 2006, for new arrangements entered into, and for modifications or renewals of existing arrangements. The Group is reviewing this guidance to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Note 4:    Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information

The interim consolidated statements of cash flows provide information about changes in cash and cash equivalents. At June 30, 2005, December 31, 2004, and 2003, cash and cash equivalents of the Group, include US Dollar denominated amounts of RR 1,065 million (US $37 million), RR 7,583 million (US $273 million) and RR 2,888 million (US $98 million), respectively. Short-term restricted cash is cash held in escrow accounts in the amount of RR 278 million and RR 274 million at June 30, 2005 and December 31, 2004, respectively. Long-term restricted cash primarily consists of mandatory deposits with the Central Bank of Russia and deposits with lending institutions. Deposits with lending institutions are held over the life of the respective loans. These deposits will not become available to the Group in six months 2005.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 4:    Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information (continued)

Net cash provided by operating activities reflects payments of interest and income taxes as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Interest paid	516	789	1,175
Income taxes paid	6,492	4,396	2,544

Note 5:    Accounts Receivable

Accounts receivable are as follows:

	At June 30, 2005			At December 31, 2004
	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net
Trade — domestic	8,166	550	7,616	7,962	896	7,066
Trade — export (US $627 million and US $428 million at June 30, 2005 and December 31, 2004, respectively)	17,964	10,297	7,667	11,885	8,326	3,559
Total accounts receivable, net	26,130	10,847	15,283	19,847	9,222	10,625

Trade receivables are presented net of an allowance for doubtful accounts of RR 608 million and RR 791 million at June 30, 2005 and December 31, 2004, respectively.

Note 6:    Short and Long-Term Investments

Short-term investments are classified as available-for-sale and trading securities as follows:

	At June 30, 2005	At December 31, 2004
Available-for-sale securities	208	519
Trading securities	1,986	7,259
Total short-term investments	2,194	7,778

Trading securities are held in the Group’s banks and insurance company, which frequently buy and sell securities with the objective of earning profits on short-term differences in price. All other short-term investments in debt and equity securities are classified as available-for-sale and are as follows:

	Cost	Gross unrealized gains	Fair value (carrying value)
Corporate debt securities	123	—	123
Equity securities	85	—	85
Total available-for-sale securities at June 30, 2005	208	—	208
Corporate debt securities	58	—	58
Equity securities	442	19	461
Total available-for-sale securities at December 31, 2004	500	19	519

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 6:    Short and Long-Term Investments (continued)

Short-term investments classified as trading securities are as follows:

	At June 30, 2005	At December 31, 2004
Bonds and other Russian government securities	571	2,171
Corporate debt securities	560	4,106
Equity securities	855	982
Total trading securities	1,986	7,259

Net gains on trading and realized available-for-sale securities for the six months ended June 30, 2005, 2004 and 2003 were RR 43 million, RR 17 million, RR 349 million, respectively, shown as other income.

Long-term investments are as follows:

	Ownership percentage at June 30, 2005	Net book value at		Income for the six months ended June 30,
		June 30, 2005	December 31, 2004	2005	2004	2003
Investments in equity affiliates and joint ventures:
ZAO Tatex	50	1,990	1,851	139	174	32
OAO AK Bars bank	30	2,813	2,704	158	—	—
Bank Zenit	26	1,804	—	33	—	—
Other	20-50	721	463	163	45	—
Total investments in equity affiliates and joint ventures/income		7,328	5,018	493	219	32
Long-term investments, at cost:
ZAO Ukrtatnafta	9	504	504
Other	0-20	489	486
Total long-term investments, at cost		993	990
Total long-term investments		8,321	6,008

Since April 2005, after the Group sold 25% of share capital of Zenit Bank, a commercial bank registered in the Russian Federation, and decreased its percentage holding to 26%, the bank was accounted for using equity method of consolidation.

At June 30, 2005, interim consolidated retained earnings included RR 2,393 million (at December 31, 2004 – RR 1,959 million) related to the undistributed earnings of 50% or less owned companies that are accounted for using the equity method. Summary financial information pertaining to these investments has not been presented as the investments are not material to the Group consolidated financial statements.

Long-term investments not designated as available-for-sale or trading securities are recorded at cost because they are not traded on any market and it is not practicable to determine their fair value.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 7:    Inventories

Inventories are as follows:

	At June 30, 2005	At December 31, 2004
Materials and supplies	7,460	5,331
Crude oil	1,374	1,529
Refined oil products	1,357	2,684
Petrochemical supplies and finished goods	77	789
Total inventories	10,268	10,333

Note 8:    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

	At June 30, 2005	At December 31, 2004
VAT recoverable	5,628	6,535
Notes receivable	3,241	1,675
Prepaid export duties	2,574	1,938
Prepaid transportation expenses	238	266
Prepaid profit tax	161	148
Advances	111	934
Deferred tax asset	—	694
Interest receivable	—	32
Other	2,751	3,544
Total prepaid expenses and other current assets	14,704	15,766

Note 9:    Loans Receivable and Advances

	At June 30, 2005	At December 31, 2004
Banking loans and advances, net	5,219	29,692
Long-term notes receivable	1,392	1,432
Loans to employees	1,790	1,431
Other foreign currency denominated loans receivable	—	10,316
Other Russian Rouble denominated loans receivable	4,163	3,301
Total loans and notes receivable and advances	12,564	46,172
Less: current portion of loans receivable and advances	(4,490)	(21,162)
Less: due from related parties (Note 18)	(1,117)	(12,600)
Total long-term loans and notes receivable and advances	6,957	12,410

Banking loans and advances.    Banking loans and advances are presented net of allowance for losses of RR 243 million and RR 1,257 million as at June 30, 2005 and December 31, 2004, respectively.

At June 30, 2005 and December 31, 2004 the weighted average interest rate on banking loans and advances was 12% and 14% on balances denominated in Russian Roubles and 11% and 12% on balances denominated in foreign currency, respectively. The fair values of banking loans and advances approximate the carrying values as interest rates typically adjust on a three months basis.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 9:    Loans Receivable and Advances (continued)

Economic sector risk concentration within the loan portfolio is as follows:

	At June 30, 2005		At December 31, 2004
	Amount	%	Amount	%
Commercial	4,535	87%	23,069	78%
Financial	70	1%	3,791	13%
Agricultural	38	1%	827	3%
Individuals	239	5%	554	1%
Other	337	6%	1,451	5%
	5,219		29,692

Aggregate non-performing loans on which contractual interest is not being recognized amounted to RR nil and RR 451 million as of June 30, 2005 and December 31, 2004, respectively. Unrecognized contractual interest related to such loans totaled RR nil as and RR 347 million as of June 30, 2005 and December 31, 2004, respectively.

Promissory notes issued by ‘‘Nedoimka’’ and ‘‘Tatgospostavki’’.    In 2003 the Group purchased, at the request of Tatarstan government, promissory notes issued by entity ‘‘Nedoimka’’, a unitary company controlled by Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget. Management of the Group believes that these notes are not recoverable and, accordingly, all notes in the amount of RR 1,197 million were written off in 2003 (see also Note 1).

In January 2004 the Group purchased, at the request of the Tatarstan government, promissory note issued by entity ‘‘Tatgospostavki’’, a unitary company controlled by the Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget. The promissory note is interest free and redeemable in 2024.

Note 10:    Property, Plant and Equipment

Effective January 1, 2003, the Group adopted SFAS 143 which applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life. The adoption of SFAS 143 affected the accounting and reporting of the assets, liabilities and expenses related to these obligations.

Prior to the adoption of SFAS 143 costs related to asset retirement obligation were accrued ratably over the productive lives of the assets in accordance with SFAS 19. Under SFAS 19, asset retirement costs were accrued on a unit-of-production basis as the oil is produced and recorded as an increase of accumulated depreciation. The SFAS 19 method matched the accruals with the revenues generated from production and results in most of the costs being accrued early in field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued toward the end of field life, when production is at the lowest level. Accordingly, the cumulative income adjustment described below resulted from reversing the higher amount of depreciation accumulated under SFAS 19 in order to report a liability to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to those earnings under SFAS 143 in future years.

The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The Group’s field exploration, development, and production activities include assets related to: well bores and related equipment and operating sites, gathering and oil processing systems, oil storage facilities and pipelines to main transportation trunks. Generally, the Group’s licenses and other operating permits require certain actions to be taken by the

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 10:    Property, Plant and Equipment (continued)

Group in the abandonment of these operations. Such actions include well abandonment activities, equipment dismantlement and other reclamation activities. The Group’s estimates of future abandonment costs consider present regulatory or license requirements and are based upon management’s experience of the costs and requirement for such activities. Most of these costs are not expected to be incurred until several years, or decades, in the future and will be funded from general Group resources at the time of removal. Legal or contractual obligations, if any, to retire or otherwise abandon petrochemical, refining and marketing, distribution and banking assets are generally not recognized because of limited history of such activities in these operating areas, absence of clear and definitive legal requirements and indeterminable lives of these assets. Inasmuch as the regulatory and legal environment in Russia continues to evolve, there could be future changes to the requirements and costs associated with abandoning long-lived assets.

SFAS 143 calls for measurements of asset retirement obligations to include, as a component of expected costs, an estimate of the price that a third party would demand, and could expect to receive, for bearing the uncertainties and unforeseeable circumstances inherent in the obligations, sometimes referred to as a market-risk premium. To date, the oil and gas industry has few examples of credit-worthy third parties who are willing to assume this type of risk, for a determinable price, on major oil and gas production facilities and pipelines. Therefore, because determining such a market-risk premium would be an arbitrary process, it has been excluded from the SFAS 143 estimates.

During six months ended June 30, 2005, the overall asset retirement obligation changed as follows:

Opening balance at January 1, 2005	23,804
Accretion of discount	1,190
New obligations	71
Spending on existing obligations	(11)
Closing balance at June 30, 2005	25,054
Less: current portion of asset retirement obligations (Note 13)	(14)
Closing long-term balance at June 30, 2005	25,040

Property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties	278,741	131,105	147,636
Buildings and constructions	24,710	9,245	15,465
Machinery and equipment	45,689	35,871	9,818
Assets under construction	10,724	—	10,724
June 30, 2005	359,864	176,221	183,643
Oil and gas properties	274,463	128,562	145,901
Buildings and constructions	24,646	9,163	15,483
Machinery and equipment	45,108	33,500	11,608
Assets under construction	10,935	—	10,935
December 31, 2004	355,152	171,225	183,927

As stated in Note 3, the Group calculates depreciation, depletion and amortization using the unit of production method over proved or proved developed oil and gas reserves depending on the nature of the costs involved. The proved or proved developed reserves used in the unit of production method assume the extension of our production license beyond their current expiration dates until the end of the economic lives of the fields as discussed below in further detail.

The Group’s oil and gas fields are located principally on the territory of Tatarstan. The Group obtains licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 10:    Property, Plant and Equipment (continued)

our existing production licenses expire from 2013 to 2019, and the license for our largest field, Romashkinskoye, expires in 2013. The economic lives of our licensed fields extend significantly beyond these dates. Under Russian law, the Group is entitled to renew the licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. The Group has received a written confirmation from the Federal Regional Agency for Subsoil Use under the Ministry of Natural Resources of the Russian Federation confirming that, to date, it has not identified any violations of the terms of the Group’s licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, the Group’s licenses will be extended at the Group’s request. The Group’s right to extend licenses is, however, dependent on the Group continuing to comply with the terms of the licenses, and management has the ability and intent to do so.

The Group’s current production plans are based on the assumption, which management considers to be reasonably certain, that the Group will be able to extend all existing licenses. These plans have been designed on the basis that the Group will be producing crude oil through the economic lives of the fields and not with a view to exploiting the Group’s reserves to maximum effect only through the license expiration dates.

Miller & Lents, the Group’s independent oil and gas consultants, have confirmed management’s view that it is ‘‘reasonably certain’’ that the Group will be allowed to produce oil from the Group’s reserves after the expiration of existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, management has included in proved reserves in the supplementary information on oil and gas exploration and production activities of the consolidated financial statements as of and for the year ended December 31, 2003 all reserves that otherwise meet the standards for being characterized as ‘‘proved’’ and that the Group estimates the Group can produce through the economic lives of Group’s licensed fields.

The SEC staff have indicated that proved reserves generally should be limited to those that can be produced through the license expiration date unless there is a long and clear track record which supports the conclusion that the extension of the license will be granted as a matter of course. The Group believes that the extension of the licenses is a matter of course as fully described above. To assist the financial statement reader in understanding the proved oil reserves that will be produced during the existing license period and those that will be produced during the period of the expected license extension, the proved oil reserves have been presented separately for each of these two periods in the accompanying supplementary oil and gas information.

The Group’s cash flows from operations are dependent on the level of oil prices, which are historically volatile and are also significantly impacted by the proportion of production that the Group can sell on the export market. Historically, the Group has supplemented its cash flows from operations with additional borrowings and may continue to do so. Should oil prices decline for a prolonged period and should the Group not have access to additional capital, the Group would need to reduce its capital expenditures, which could limit its ability to maintain or increase production and in turn meet its debt service requirements and pay dividends.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 10:    Property, Plant and Equipment (continued)

Capital leases.    The Group leases machinery and equipment. The following is an analysis of the leased property under capital leases:

	At June 30, 2005	At December 31, 2004
Machinery and equipment	4,006	3,464
Less: accumulated amortization	(1,607)	(887)
	2,399	2,577

All capital lease transactions are conducted with related parties as further described in Note 18.

The following is a schedule by year of future lease payments under capital leases together with the present value of the future minimum lease payments as of June 30, 2005:

Six months ended June 30:

2006	623
2007	322
2008	86
2009	8
Total future lease payments	1,039
Less interest	(128)
Present value of future minimum lease payments	911
Less current portion	(623)
Long-term portion of capital lease obligations	288

Social assets.    During six months ended June 30, 2005, 2004 and 2003 the Group transferred social assets with a net book value of RR 515 million, RR 147 million and RR 878 million, respectively, to local authorities. At June 30, 2005 and December 31, 2004, the Group held social assets with a net book value of RR 4,581 million and RR 4,732 million all of which were constructed after the privatization date. The remaining social assets comprise mainly dormitories, hotels, gyms and other facilities. The Group may transfer of these social assets to local authorities in future, but does not expect these to be significant. The Group incurred social infrastructure expenses of RR 62 million, RR 149 million and RR 126 million for the six months ended June 30, 2005, 2004, and 2003, respectively, for maintenance that mainly relates to housing, schools and cultural buildings (see also Note 1).

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 11:    Debt

	At June 30, 2005	At December 31, 2004
Short-term debt
Foreign currency denominated debt
Current portion of long-term debt	3,188	3,670
Other foreign currency denominated debt	1,561	7,081
Rouble denominated debt
Current portion of long-term debt	1,496	—
Other rouble denominated debt	1,592	9,350
Less: due to related parties (Note 18)	—	(2,000)
Total short-term debt	7,837	18,101
Long-term debt
Foreign currency denominated debt
BNP Paribas	3,783	4,991
Credit Suisse First Boston	2,212	2,752
Bank Zenit Eurobonds	—	2,976
Rouble denominated debt	1,895	2,469
Total long-term debt	7,890	13,188
Less: current portion	(4,684)	(3,670)
Total long-term debt, net of current portion	3,206	9,518

Foreign currency debts are primarily denominated in US Dollars.

Short-term foreign currency denominated debt.    As of June 30, 2005 other short-term foreign currency denominated debt includes loans from BNP Paribas, Credit Suisse Zurich, AK Bars bank and interbank loans.

In December 2003 the Group entered into a RR 1,034 million (US $35 million) one month revolving overdraft facility with Credit Suisse Zurich. The monthly revolving loan bears interest at 2.85% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of June 30, 2005 was RR 180 million (US $6.3 million).

In August 2004 the Group entered into a RR 1,461 million (US $50 million) loan agreement with BNP Paribas. The loan bears interest at 1-month LIBOR plus 2.75% per annum, is collateralized by crude oil export contracts of 50 thousand tons per month and matures in August 2005. The amount of loan outstanding as of June 30, 2005 was RR 358 million (US $12.5 million).

In February 2005 the Group entered into a RR 993 million (US $35 million) loan agreement with AK Bars bank. The amount of loan outstanding as of June 30, 2005 was RR 1,023 million (US $35 million). The loan bears interest at 5.5% per annum and matures in February 2006.

Interbank loans from foreign banks of nil and RR 4,720 million as at June 30, 2005 and December 31, 2004, had effective average interest rates of 5% per annum.

Short-term Russian Rouble denominated debt.    Russian Rouble denominated short-term debt is primarily comprised of loans with Russian banks. Short-term Rouble denominated loans of RR 1,592 million and RR 7,350 million bear contractual interest rates of 6% to 14% and 8% to 10% per annum for the periods ended June 30, 2005 and December 31, 2004, respectively. The loans are collateralized by the assets of the Group.

Long-term foreign currency denominated debt.    In October 2002, the Group entered into loan agreement with BNP Paribas for US $300 million. The amount outstanding under this loan as of June 30, 2005 was RR 3,783 million. The loan proceeds are payable in two tranches. The first tranche in the amount US $125 million bears interest of LIBOR plus 4.25% per annum. The second tranche in the

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 11:    Debt (continued)

amount US $175 million bears interest of LIBOR plus 3.75%, per annum. The loan is collateralized by crude oil export contracts of 120 thousand tons per month, and matures in October 2007. The loan agreements require compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios.

In March 2002 the Group entered into a US $200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of June 30, 2005 was RR 2,212 million (US $77 million). The loan bears interest at LIBOR plus 3.78% per annum, is collateralized by crude oil export contracts of 80 thousand tons per month and matures in March 2007.

Long-term Russian Rouble denominated debt. Long-term Russian Rouble denominated debt includes debentures and other loans bearing interest rates from 9% to 19%. Debentures outstanding as of June 30, 2005 amounted to RR 1,496 million. Other loans represent non-banking loans. The loans mature between June 2006 to June 2015.

The fair value of the Group’s long-term debt is similar to its book value. Fair value assessment is subject to considerable uncertainty.

Aggregate maturities of long-term debt outstanding at June 30, 2005 are as follows:

June 30, 2005 – June 30, 2006	4,684
June 30, 2006 – June 30, 2007	2,518
June 30, 2007 – June 30, 2008	529
June 30, 2008 – June 30, 2009	41
June 30, 2009 – June 30, 2010	88
June 30, 2010 – June 30, 2011	—
June 30, 2011 – and thereafter	30
Total long-term debt	7,890

Notes payable are as follows:

	At June 30, 2005	At December 31, 2004
Bank notes payable	167	6,444
Other notes payable	1,778	2,998
Less: current notes payable	(1,014)	(6,615)
Notes payable long-term	931	2,827

Bank notes payable as of June 30, 2005 represent short-term notes payable of Devon Credit Bank in the amount of RR 167 million. Bank notes payable for the year ended December 31, 2004 include short-term and long-term notes payable of Zenit Bank in the amounts of RR 5,903 million and RR 292 million, respectively, and short-term notes payable of Devon Credit Bank in the amount of RR 249 million. Bank notes payable bear contractual interest rates ranging from 1% to 7% both in 2005 and 2004.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 12:    Notes payable and banking customer deposits

Other notes payable as of June 30, 2005 include short-term and long-term trade promissory notes payable to third parties and bear contractual interest rates ranging from 1% to 9%, respectively.

Banking customer deposits are as follows:

	At June 30, 2005	At December 31, 2004
Term deposits	3,188	16,849
Demand deposits	1,560	7,748
Less: current banking customer deposits	(4,724)	(20,552)
Less: due to related parties	—	(2,745)
Banking customer deposits long-term	24	1,300

Contractual interest rates were 7% and 7% for Russian Rouble interest deposits, and 6% and 6% for foreign currency interest deposits for the periods ended June 30, 2005 and December 31, 2004, respectively.

The carrying values of notes payable and banking customer deposits approximate their fair values.

Note 13:    Other Accounts Payable and Accrued Liabilities

Other accounts payable and accrued liabilities are as follows:

	At June 30, 2005	At December 31, 2004
Salaries and wages payable	1,396	2,265
Insurance provision	2,328	1,640
Interest payable	113	63
Deferred revenues	190	218
Current portion of asset retirement obligations (Note 10)	14	14
Other accrued liabilities	3,521	2,605
Total other accounts payable and accrued liabilities	7,562	6,805

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 14:    Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred tax assets (liabilities) are comprised of the following at June 30, 2005 and December 31, 2004:

	At June 30, 2005	At December 31, 2004
Accounts receivable	—	130
Obligations under capital leases	219	253
Other accounts payable	218	215
Prepaid expenses and other current assets	155	210
Other	259	410
Deferred tax assets	851	1,218
Property, plant and equipment	(21,199)	(21,897)
Inventories	(578)	(271)
Accounts receivable	(144)	—
Long-term investments	(747)	(480)
Other liabilities	(938)	(866)
Deferred tax liabilities	(23,606)	(23,514)
Net deferred tax liability	(22,755)	(22,296)

At December 31, 2004 and 2003, deferred taxes were classified in the consolidated balance sheet as follows:

	At June 30, 2005	At December 31, 2004
Current deferred tax asset	—	694
Current deferred tax liability	(90)	—
Non-current deferred tax liability	(22,665)	(22,990)
Net deferred tax liability	(22,755)	(22,296)

Presented below is a reconciliation between the provision for income taxes and taxes determined by applying the statutory tax rate to income before income taxes:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Income before income taxes and minority interest	22,634	13,616	5,167
Theoretical income tax expense at statutory rate	5,432	3,268	1,240
Increase (reduction) due to:
Non-deductible expenses	1,074	1,686	197
Profit exempt from taxable income resulting from qualified capital investments	—	—	(180)
Non-taxable income	(125)	(1,079)	(159)
Other	369	(69)	277
Income tax expenses	6,750	3,806	1,375

No provision has been made for additional income taxes of RR 2,541 million on undistributed earnings of a foreign subsidiary. These earnings have been and will continue to be reinvested. These earnings could become subject to additional tax of approximately RR 381 million if they were remitted as dividends.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 14: Taxes (continued)

The Company is subject to a number of taxes other than income taxes, which are detailed as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2005	Six months ended June 30, 2005
Unified production tax	20,562	11,341	9,583
Export tariffs	27,999	10,025	8,800
Excise taxes	269	1,013	1,329
Property tax	746	617	661
Other	506	610	406
Total taxes other than income taxes	50,082	23,606	20,779

Export tariffs and excise taxes are included in revenues in the consolidated statements of operations and comprehensive income.

Effective January 1, 2002, the unified production tax was introduced and replaced the mineral restoration tax, royalty tax and excise tax on crude oil production. Through December 31, 2003, the base rate for the unified production tax was set at RR 340 per ton of crude oil produced and adjusted monthly depending on the market price of Urals blend and the Ruble exchange rate. The tax becomes zero if the Urals blend price falls to or below US $8.00 per barrel. Due to a change in legislation, from January 1, 2004 the base rate for the unified production tax increased to RR 347 per metric ton of crude oil produced. Effective from January 1, 2005 the base tax rate for the unified production tax was increased from RR 347 to RR 419 per ton of crude oil and non-taxable threshold was increased from US $8.00 per barrel to US $9.00 per barrel. From January 1, 2007, the unified production tax rate is set by law at 16.5% of the value of extracted crude oil which may be calculated by either reference to actual sale prices of natural resources or the deemed value of natural resources net of Value Added Tax (‘‘VAT’’) less export duties, transportation expenses and certain other distribution expenses.

The Russian government has recently revised the Russian tax system. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even in the event of further reforms to tax legislation, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. Accordingly, the Group may have to pay significantly higher taxes, which could have a material adverse effect on its business.

Note 15:    Share Capital, Additional Capital and Other Comprehensive Income

Authorized share capital.    At June 30, 2005 the authorized share capital consists of 2,178,690,700 voting common shares and 147,508,500 non-voting preferred shares; both classes of shares have a nominal value of
RR 1.00 per share.

Golden share.    OAO Svyazinvestneftekhim, a company wholly owned by the government of Tatarstan, as of June 30, 2005 holds approximately 33.59% of the Company’s capital stock. These shares were contributed to Svyazinvestneftekhim by the Ministry of Land and Property Relations of Tatarstan in 2003. Tatarstan also holds a ‘‘Golden Share’’ — a special governmental right — in Tatneft. The exercise of its powers under the Golden Share enables the Tatarstan government to appoint one representative to the Board of Directors and Revision Committee of the Company and to veto certain major decisions, including those relating to changes in the share capital, amendments to the Charter, liquidation or reorganization and ‘‘major’’ and ‘‘interested party’’ transactions as defined under Russian law. The Golden Share currently has an indefinite term. The Tatarstan government also controls a number of the Company’s suppliers and contractors, such as the electricity producer OAO Tatenergo and the petrochemicals company OAO Nizhnekamskneftekhim (see also Note 1).

Rights attributable to preferred shares.    Unless a different amount is approved at the annual shareholders meeting, preferred shares earn dividends equal to their nominal value. The amount of a dividend for a preferred share may not be less than the amount of a dividend for a common share.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 15:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

Preferred shareholders may vote at meetings only on the following decisions:

—	the amendment of the dividends payable per preferred share;

—	the issuance of additional shares with rights greater than the current rights of preferred shareholders; and

—	the liquidation or reorganization of the Company.

The decisions listed above can be made only if approved by 75% of preferred shareholders.

Holders of preferred shares acquire the same voting rights as holders of common shares in the event that dividends are either not declared, or declared but not paid, on preferred shares. On liquidation, the shareholders are entitled to receive a distribution of net assets. Under Russian Joint Stock Companies Law and the Company’s charter in case of liquidation, preferred shareholders have priority over ordinary shareholders to be paid declared but unpaid dividends on preferred shares and the liquidation value of preferred shares, if any.

Amounts available for distribution to shareholders.    Amounts available for distribution to shareholders are based on the Company’s non-consolidated statutory accounts prepared in accordance with RAR, which differ significantly from US GAAP (see Note 2). The statutory accounts are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current period net profit calculated in accordance with RAR. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation. For the six months ended June 30, 2005 and 2004, the Company had a statutory current profit of RR 16,137 million and RR 11,531 million, respectively, as reported in the published statutory accounts of the Company.

At the general meeting of shareholders on June 30, 2005, final dividends of RR 0.90 per common share and RR 1.00 per preferred share, expressed in nominal Russian Roubles, were approved for 2004 for all shareholders.

Net income per share.    Under the two-class method of computing net income per share, net income is computed for common and preferred shares according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed.

Other comprehensive income.    The balance of accumulated other comprehensive income as reported on the consolidated balance sheet consists of the following components:

	At June 30, 2005	At December 31, 2004
Net unrealized gain on available-for-sale securities	—	19
Net foreign currency translation adjustment gain	377	161
Accumulated other comprehensive income	377	180

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 15:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Income before cumulative effect of change in accounting principle	15,797	9,494	3,722
Common share dividends	(1,961)	(653)	(216)
Preferred share dividends	(148)	(148)	(148)
Income available to common and preferred shareholders, net of dividends	13,688	8,693	3,358
Basic:
Weighted average number of shares outstanding (millions of shares):
Common	1,997	1,986	1,984
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding	2,145	2,134	2,132
Basic net income per share before cumulative effect of changes in accounting principle (RR)
Common	7.45	4.40	1.68
Preferred	7.47	5.07	2.57
Cumulative effect of changes in accounting principle (RR)
Common	—	—	2.23
Preferred	—	—	2.23
Basic net income per share (RR)
Common	7.45	4.40	3.91
Preferred	7.47	5.07	4.80
Diluted:
Weighted average number of shares outstanding (millions of shares):
Common	2,001	1,986	1,986
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding assuming dilution	2,149	2,134	2,134
Diluted net income per share before cumulative effect of changes in accounting principle (RR)
Common	7.44	4.40	1.68
Preferred	7.46	5.07	2.57
Cumulative effect of changes in accounting principle (RR)
Common	—	—	2.22
Preferred	—	—	2.22
Diluted net income per share (RR)
Common	7.44	4.40	3.90
Preferred	7.46	5.07	4.79

Minority interest.    Minority interest is adjusted by dividends paid by the Group’s subsidiaries amounting to RR 153 million.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 16:    Stock-Based Compensation

On December 31, 2000 the Board of Directors of the Company approved the Company stock compensation plan (the ‘‘Plan’’) for senior management and directors of the Company. Under the provisions of the Plan the Company is entitled to issue options to its directors and senior management on an annual basis based on approval of the Board of Directors. The Board of Directors determines the number and exercise price of options as well as their expiration and vesting periods. In accordance with the Plan for all options issued, the Company reserves the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of option.

Option issuance must be registered with the Federal Financial Markets Service (formerly the Federal Commission for the Securities Markets of the Russian Federation) within one year after the approval of the Board of Directors. After registration, the number of options, their exercise prices and other conditions are communicated to the eligible person usually within three weeks after registration through the signing of a security sales contract between the Company or its subsidiary and such person. On the signing date, the option holder pays the non-refundable portion of the exercise price and the remaining amount is payable on the exercise date. The vesting period commences from the date of signing (the grant date).

All options issued in 2003 and 2002 vest in 270 days from the grant date and expire in 365 days after the grant date. Each option gives the option holders the right to purchase one share of the Company. Since the options are granted with an option repurchase feature and because the Company expects to repurchase the stock options after vesting, variable accounting for stock-based compensation under APB No. 25, ‘‘Accounting for Stock Issued to Employees’’, and related Interpretations is applied. The compensation cost is determined prospectively as an excess of repurchase price over the exercise price of the option until full vesting is achieved. Total compensation cost is allocated rateably over the vesting period and corresponding liability recorded in other accounts payable and accrued liabilities.

In 2004 the Company issued 10,028,000 performance-related bonus certificates for it’s senior management and directors with the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of option. During six months ended June 30, 2005 the Company repurchased bonus certificates granted in 2004 through cash settlement at the price of RR 40.26 per bonus certificate.

The following table summarizes the stock option activity for the periods presented:

	2005		2004		2003
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	10,028,000	11.70	9,300,000	11.70	9,300,000	10.50
Granted	—	—	10,028,000	11.70	9,300,000	11.70
Repurchased	(10,028,000)	11.70	(9,300,000)	11.70	(9,300,000)	10.50
Outstanding, end of year	—	—	10,028,000	11.70	9,300,000	11.70
Exercisable, end of year	—	—	—	—	—	—

The remaining lives of options outstanding at June 30, 2005 and December 31, 2004 were nil and 0.40 years, respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility.

Note 17:    Segment Information

The Group’s business activities are conducted predominantly through four business segments: exploration and production, refining and marketing, petrochemicals, and banking. The segments were determined by the way management recognizes the segments within the Group for making operating decisions.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 17:    Segment Information (continued)

Exploration and production segment activities consist of oil extraction by production divisions. Intersegment sales in exploration and production constitute transfers of crude oil and gas from production divisions to the refining and marketing divisions and subsidiaries.

The Group’s investments in equity method investees and equity in the net income of investees accounted for by the equity method are included within exploration and production segments, as the Group’s major equity investees are engaged in exploration and production activities. The Group’s investments and equity in the income of the equity investees are disclosed in Note 6.

Refining and marketing comprises purchases and sales of crude oil and refined products from the Group's own production divisions and third parties, own refining activities and retailing operations. As in prior years, the Company sold significant volumes of oil to intermediaries, which refine oil in domestic refineries, and purchased refined products processed from its oil.

Sales of petrochemical products include sales of petrochemical raw materials and refined products, which are used in production of tires. Sales of tires are disclosed by geographic segment for the reporting periods.

Other sales include revenues from ancillary services provided by the specialized subdivisions and subsidiaries of the Group, such as sales of oilfield equipment and drilling services provided to other companies in Tatarstan, revenues from the sale of auxiliary petrochemical related services and materials as well as other business activities, which do not constitute reportable business segments.

In accordance with SFAS No. 131 ‘‘Disclosures about Segments of an Enterprise and Related Information’’ the Group reports bank interest revenue net of interest expense since a majority of the banking segment's revenues are from interest and the management relies primarily on the ‘‘spread’’ between interest revenue and interest expense (net interest revenue) to assess performance of the segment and to make resource allocation decisions.

For the six months ended June 30, 2005, 2004 and 2003 the Group had one customer which accounted for RR 47,641 million, RR 29,644 million and RR 12,619 million of sales, which represents 34%, 35% and 18% of total sales, respectively. These sales are included within refining and marketing revenues. Management does not believe that the Group is reliant on any particular customer.

The Group evaluates performance of its reportable operating segments and allocates resources based on income or losses before income taxes and minority interest not including non-banking net interest expense and monetary effects. Segment accounting policies are the same as those disclosed in Note 3. Intersegment sales are at prices that approximate market.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 17:    Segment Information (continued)

Segment sales and other operating revenues.    Reportable operating segment sales and other operating revenues are stated in the following table:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Exploration and production
Intersegment sales	89,875	59,493	39,370
Total exploration and production	89,875	59,493	39,370
Refining and marketing
Crude oil	9,054	5,948	6,702
Refined products	19,356	11,395	11,119
Domestic sales	28,410	17,343	17,821
Crude oil	20,938	6,410	3,807
Refined products	1,899	664	36
CIS sales(1)	22,837	7,074	3,843
Crude oil	60,911	38,525	30,364
Refined products	13,369	11,583	9,716
Non-CIS sales(2)	74,280	50,108	40,080
Total refining and marketing	125,527	74,525	61,744
Petrochemicals
Intersegment sales	130	60	113
Tires – domestic sales	4,859	4,292	3,476
Tires – CIS sales	988	873	762
Tires – non-CIS sales	277	414	326
Petrochemical and refined products	706	434	482
Total petrochemicals	6,960	6,073	5,159
Banking
Net interest income – intersegment	48	182	238
Net interest income	955	471	566
Total banking	1,003	653	804
Total segment sales	223,365	140,744	107,077
Other sales	5,997	4,245	3,957
Elimination of intersegment sales	(90,053)	(59,735)	(39,721)
Elimination of income from equity investments reported separately in the consolidated statement of operations and comprehensive income	(493)	(219)	(32)
Total sales and other operating revenues	138,816	85,035	71,281

(1) CIS is an abbreviation for Commonwealth of Independent States (excluding the Russian Federation).

(2) Non-CIS sales of crude oil and refined products are mainly made to European markets.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 17:    Segment Information (continued)

Segment earnings and assets. Segment earnings are as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Segment earnings (loss)
Exploration and production	22,228	13,345	3,886
Refining and marketing	583	1,222	1,751
Petrochemicals	(430)	109	1
Banking	461	296	233
Total segment earnings	22,842	14,972	5,871
Exchange gain (loss)	(4)	123	271
Interest expense, net	(204)	(1,479)	(975)
Income before income taxes and minority interest	22,634	13,616	5,167

Segment assets are as follows:

	At June 30, 2005	At December 31, 2004
Assets
Exploration and production	209,570	210,283
Refining and marketing	46,852	42,447
Petrochemicals	10,327	9,743
Banking	10,932	47,088
Total assets	277,681	309,561

The Group’s assets and operations are primarily located and conducted in Russia.

Segment depreciation, depletion and amortization and additions to property, plant and equipment are as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30, 2003
Depreciation, depletion and amortization
Exploration and production	4,253	3,491	3,334
Refining and marketing	311	406	210
Petrochemicals	643	607	518
Banking	18	12	14
Total segment depreciation, depletion and amortization	5,225	4,516	4,076
Additions to property, plant and equipment
Exploration and production	5,109	3,229	3,394
Refining and marketing	721	1,011	951
Petrochemicals	256	856	554
Banking	122	40	132
Total additions to property, plant and equipment	6,208	5,136	5,031

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 18:    Related Party Transactions

Transactions are entered into with significant shareholders, directors and companies with which the Group has significant shareholders and directors in common (see also Note 1). These transactions include sales of crude oil and refined products, purchases of electricity and banking transactions.

The amounts of transactions for each year and the outstanding balances at each year end with related parties are as follows:

	Six months ended June 30, 2005	Six months ended June 30, 2004	Six months ended June 30,2003
Sales of crude oil	51,398	22,327	8,603
Volumes of crude oil sales (thousand tons)	5,423	4,289	1,596
Sales of refined products	16,407	9,049	5,652
Volumes of refined product sales (thousand tons)	1,892	1,861	1,732
Sales of petrochemical products	2,083	961	341
Other sales	1,041	239	309
Purchases of crude oil	(2,670)	(347)	(525)
Volumes of crude oil purchases (thousand tons)	453	83	176
Purchases of refined products	(202)	—	—
Volumes of refined products purchases (thousand tons)	27	—	—
Purchases of petrochemical products	(933)	(708)	(1,010)
Purchases of electricity	(2,063)	(1,632)	(1,325)
Other purchases	(2,161)	(584)	(423)
Interest receivable	—	9	10
Bank commission receivable	—	2	3
Additions to property, plant and equipment	(542)	—	—

	At June 30, 2005	At December 31, 2004
Assets
Trade accounts receivable (Note 5)	10,847	9,222
Notes receivable	2,552	332
Loans and advances to customers (Note 9)	1,117	12,600
Due from related parties	14,516	22,154
Liabilities
Banking customer deposits (Note 12)	—	(2,745)
Loans payable	(2,212)	(12)
Short-term debt (Note 11)	—	(2,000)
Trade accounts payable	(419)	(501)
Due to related parties	(2,631)	(5,258)
Capital lease obligations	(911)	(1,054)
Other
Loan guarantee obligations	(57)	(126)

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 19:    Financial Instruments and Risk Management

Fair values.    The carrying amounts of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

Information concerning the fair value of long-term investments is disclosed in Note 6.

Information concerning the fair value of loans receivable and advances is disclosed in Note 9.

Information concerning the fair value of short-term and long-term debt is disclosed in Note 11.

Information concerning the fair value of notes payable and banking customer deposits is disclosed in Note 12.

Credit risk.    The Group’s financial instruments that are potentially exposed to concentrations of credit risk consist primarily of accounts receivables, cash and cash equivalents, prepaid VAT as well as loans receivable and advances. A significant portion of the Group’s accounts receivable is due from domestic and export trading companies. The Group does not generally require collateral to limit the exposure to loss; however, sometimes letters of credit and prepayments are used. Although collection of these receivables could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Group beyond provisions already recorded.

The Group deposits available cash mostly with financial institutions in the Russian Federation. Deposit insurance for deposits of legal entities is not offered to financial institutions operating in the Russian Federation. To manage this credit risk, the Group allocates its available cash to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

Prepaid VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of prepaid VAT and believes it is fully recoverable within one year.

The Group’s banks take on exposures to credit risk which is the risk that a counter party will be unable to pay amounts in full when due. The banks structure the level of credit risk they undertake by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review. Limits on the level of credit risk by product, borrower and industry sector are reviewed regularly. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

Note 20:    Commitments and Contingent Liabilities

Guarantees and commitments.    Contingent obligations gone with the disposal of Zenit Bank in April 2005. At December 31, 2004, the Group was liable for certain contingent obligations under various contractual arrangements. Credit-related commitments comprise Zenit Bank loan commitments and guarantees of RR 4,567 million. The contractual amount of these commitments represents the value at risk if the bank's clients default and all existing collateral becomes worthless. The Group is required to recognize a liability at inception for the fair value of the obligation as a guarantor for guarantees issued or modified after December 31, 2002. The Group has not recognized a liability either because the guarantees were issued prior to December 31, 2002 and have not been subsequently modified, or because the fair value of the obligations is not material.

Operating environment.    While there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in any countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 20:    Commitments and Contingent Liabilities (continued)

Taxation.    Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretations of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management. Also interpretations on the application of the tax legislation may vary between regional and Federal tax authorities. As a result, transactions may be challenged by tax authorities and the Group may be assessed for additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental contingencies.    The Group, through its predecessor entities, has operated in Tatarstan for many years without developed environmental laws, regulations and Group policies. Environmental regulations and their enforcement are currently being considered in the Russian Federation and the Group is monitoring its potential obligations related thereto. The outcome of environmental liabilities under proposed or any future environmental legislation cannot reasonably be estimated at present, but could be material. Under existing legislation, however, management believes that there are no probable liabilities that are in addition to the immaterial amounts already accrued in the consolidated financial statements, which would have a material adverse effect on the operating results or financial position of the Group.

Legal contingencies.    The Group is subject to various lawsuits and claims arising in the ordinary course of business. The outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present. In the case of all known contingencies the Group accrues a liability when the loss is probable and the amount is reasonably estimable. Based on currently available information, management believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the Group’s consolidated financial statements.

Social commitments.    The Group contributes significantly to the maintenance of local infrastructure and the welfare of its employees within Tatarstan, which includes contributions towards the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. Such funding is periodically determined by the Board of Directors after consultation with governmental authorities and recorded as expenditures when incurred.

In addition, the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. Also the provisions of collective agreements concluded on an annual basis between the Company or its subsidiary and their employees require the Group to pay certain post-employment and other benefits, to follow health and safety standards as well as a variety of other social benefits in excess of those required by law. In 2005, 2004 and 2003 the contributions to the non-governmental pension plan and post-employment benefit payments were not material (see also Note 1).

Transportation of crude oil.    The Group benefits from the blending of its crude oil in the Transneft pipeline system since the Group’s crude oil production is generally of a lower quality than that produced by other regions of the Russian Federation which supply through the same pipeline system. There is currently no equalization scheme for differences in crude oil quality within the Transneft pipeline system and the implementation of any such scheme is not determinable at present. However, if this practice were to change, the Group’s business could be materially and adversely affected.

Banking commitments and contingent liabilities.    Zenit Bank fiduciary assets and trust arrangements at nominal value amounted to nil and RR 8,928 million at June 30, 2005 and December 31, 2004, respectively, and recorded off balance sheet as they are not assets of Zenit Bank. There is no insurance coverage maintained.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 20:    Commitments and Contingent Liabilities (continued)

The Central Bank of Russian Federation requires banks to maintain a capital adequacy ratio of 10% of risk-weighted assets, computed based on Russian accounting legislation. As of June 30, 2005 and December 31, 2004, the Devon-Credit Bank capital adequacy ratios on this basis exceeded the statutory minimum.

Note 21:    Subsequent Events

New significant borrowings.    In February 2005 the Group entered into a RR 993 million (US $35 million) loan agreement with AK Bars bank. The amount of loan outstanding as of June 30, 2005 was RR 1,023 million (US $35 million). The loan beared an interest of 5.5% per annum and was repaid in September 2005.

New significant lending.    In April 2006, the Group provided a subordinated loan to Devon-Credit bank in the amount of RR 900 million, maturing in 7 years, bearing a 7.5% interest per annum.

Repayments of loans.    Eurobonds issued by a banking subsidiary of the Group on June 12, 2003 with a face value of US $125 million were fully repaid in June 2006.

Changes in the Group’s composition. In May 2006 the Group increased it’s shareholding in Zenit Bank up to 39.73% as a result of newly issued shares of the bank.

In December 2005 the Group sold 92% of shares in Devon Credit bank for RR 857.8 million to Zenit Bank that already owned 3.2 % of shares in Devon Credit bank. The sale of the bank’s shares resulted in a loss on disposal of approximately RR 700 million.

In September 2005 the Group, together with Svyazinvestneftekhim and a few other investors, founded ZAO ‘‘Nizhnekamsk Oil Refinery’’ to build an oil refining and petrochemical complex in Nizhnekamsk. The new complex will include an oil refinery with a distilling capacity of 7 million tons of oil per year, construction of which is expected to be completed in 2008, a deep refining unit with a fuel oil production capacity of 3.5 million of tons, construction of which is expected be completed in 2009, and a petrochemical plant producing products based on aromatics that is projected to be opened in 2010. The total projected cost of this new refinery and petrochemical complex is US $ 3.2 billion. The project is expected to be predominantly financed on a project finance basis that is scheduled to be opened in 2006.

On December 23, 2005, Tatneft Oil AG, a subsidiary of the Group, acquired participation shares with the total value of US $ 394.4 million in an open-ended investment company International Petro-Chemical Growth Fund Limited (‘‘IPCG Fund’’), incorporated in Jersey, Channel Islands, by contributing 116 million ordinary shares of Tatneft, treasury shares of the Group, and US $ 1 million in cash into the fund. IPCG Fund invests its assets primarily in equity and debt of companies operating in, or whose activities are connected to, the Russian Federation in general, and in or to the Republic of Tatarstan, in particular, with a priority for entities operating in the oil and chemicals industry and, to a lesser extent, the banking sector. IPCG Fund’s investment objective is to achieve medium and long-term capital appreciation of its investments. IPCG Fund is managed by MARS Capital Management Limited, a company regulated by Jersey Financial Services Commission. IPCG Fund is an indirect shareholder of ZAO ‘‘Nizhnekamsk Oil Refinery’’ and expected to participate in the financing of the new refinery and petrochemical complex, including through participation of additional investors in the fund.

In March-April 2006, the Group acquired 100% shares of OAO ‘‘LDS-1000’’, the owner of the ice hockey arena in the city of Kazan, for RR    2.8 billion.

Other.    In 2003 OAO ‘‘TAIF’’, then related party to the Group, brought a case before the Arbitration Court of Tatarstan Republic claiming a return of crude distilling unit (the ‘‘CDU’’) leased to OAO ‘‘Nizhnekamsk NPZ’’, a subsidiary of the Group operating a refinery in Nizhnekamsk, Tatarstan (the ‘‘Refinery’’), because of breach by NNPZ of several provisions of the lease agreement dated December 29, 2001. The CDU was installed at the Refinery in 2002 and represents vital assets for its operations of the Refinery. On October 6, 2003 the Arbitration Court ruled in favor of OAO ‘‘TAIF’’ and this decision was reinforced by the Arbitration Court of Tatarstan Republic on January 13, 2004.

TATNEFT

Notes to Interim Consolidated Financial Statements, Unaudited (Continued)
(in millions of Russian Roubles)

Note 21:    Subsequent Events (continued)

Following a court order the CDU was returned to OAO ‘‘TAIF’’. In addition, in early September 2005, the Group sold to OAO ‘‘TAIF’’ its share in the production assets of the Refinery, including the refining units, for approximately US $ 315 million. In October 2005, the Group entered into a long-term supply contract with OAO ‘‘TAIF’’ in order to supply up to 650,000 tons per month of crude oil to OAO ‘‘TAIF’’ at market price to be refined at the Refinery.

In July 2005, the Group entered into a six-month crude oil sales contract with Ukrtatoil Limited to supply 3.5 million tons in total at market price.

In August 2005, Tatneft Oil AG acquired from a third party two land plots in the city of Kazan, Tatarstan, of the total size of approximately 2 million square meters for US $ 47 million. The acquisition was made on market terms for investment purposes.

In February 2006 the Group transferred RR 2 billion into fiduciary management to Investment Bank Vesta, LLC, a related party, which is controlled by an affiliate of senior executive of the Group.